UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Schuler Homes, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

808188106

(CUSIP Number)

Thomas Connelly

c/o WPH-Schuler, LLC

400 Continental Boulevard, Suite 100

El Segundo, CA 90245

(310) 648-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 808188106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Highridge Pacific Housing Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 808188106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WPH Acquisitions, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 808188106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WPH-SCHULER, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

                This Amendment No. 2 amends and supplements the Statement on Schedule 13D dated April 3, 2001 (the “Statement”), as filed with the Securities and Exchange Commission, as amended by Amendment No. 1 to the Statement, dated October 22, 2001.

                This Amendment No. 2 is being filed by the Reporting Persons to report that as a result of the completion of the Merger of Schuler Homes, Inc. (the “Issuer”) with and into D.R. Horton, Inc. (“DHI”), with DHI as the surviving corporation:  (a) none of the Reporting Persons are beneficial owners of Class A Common Stock or Class B Common Stock of the Issuer and (b) each of the Reporting Persons has ceased to be a member of the “Group” described in Item 2.  Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

Item 1.                    Security and Issuer

                Item 1 is hereby amended and restated as follows:

                The class of equity securities to which the Statement related was the Class A Common Stock of Schuler Homes, Inc.  The principal executive offices of Schuler Homes are located at 400 Continental Boulevard, Suite 100, El Segundo, California 90245.

Item 2.                    Identity and Background

                Item 2 is hereby amended and restated in its entirety as follows:

(a) - (c)

                This Amendment 2 to Schedule 13D is being filed collectively on behalf of Highridge Pacific Housing Investors, L.P. (“Highridge Pacific”), WPH Acquisitions, Inc. (“WPH Acquisitions” and together with Highridge Pacific, “Highridge”) and WPH-Schuler, LLC (“WPH-Schuler”), (Highridge and WPH-Schuler, collectively, the “Reporting Persons”).

                The Reporting Persons jointly filed the Statement to the extent that they may have been deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with James K. Schuler, individually and as sole trustee of each of the James K. Schuler 1998 Qualified Annuity Trust (the “Annuity Trust”) and the James K. Schuler Revocable Living Trust (the “Revocable Trust”) and The James and Patricia Schuler Foundation (the “Foundation,” and together with Mr. Schuler, the Annuity Trust and the Revocable Trust, the “Schuler Persons”) and along with Blackacre WPH, LLC (“Blackacre”), Apollo Real Estate Investment Fund, L.P. (“AREIF”) and Apollo Real Estate Advisors, L.P. (“AREA” and together with “AREIF”, “Apollo”) as a result of their agreement to vote securities of Schuler Homes held by them pursuant to the terms of a stockholders agreement dated April 3, 2001 (the “Stockholders Agreement”) to which the Reporting Persons, the Foundation, Mr. Schuler as sole trustee of the Annuity Trust and the

Revocable Trust, Apollo and Blackacre were parties, as more fully discussed in Item 6.  A joint filing agreement among the Reporting Persons, Apollo and Blackacre was attached to the Statement as Exhibit 1.  The Stockholders Agreement has been fully performed and does not relate to shares of DHI Common Stock which the Reporting Persons have received pursuant to the Merger Agreement.

                Each of the Reporting Persons disclaimed beneficial ownership of the shares of Class A common stock of the issuer held by the Schuler Persons.  Each of the Reporting Persons disclaimed beneficial ownership of the shares of Class A common stock deemed beneficially owned by each of the other Reporting Persons.  None of the Reporting Persons is subject to the reporting obligations under Section 15(d) of the Act with respect to DHI Common Stock.

                Information contained herein respecting each Reporting Person is furnished solely by such Reporting Person and each other Reporting Person expressly disclaims any responsibility as to the accuracy or completeness of such information.

                All information contained in this Schedule relating to the Schuler Persons has been derived from the Registration Statement on Form S-4 of Schuler Homes, Inc., as amended (File No. 333-48872) and the prospectus included therein. On April 12, 2001 the Schuler Persons jointly filed a Schedule 13D with respect to the shares of Class A common stock of the issuer that are subject to the Stockholders Agreement described below in Items 4 and 6; the reader is referred to such filings and any amendments thereto for more recent and complete information relating to the Schuler Persons.

                Highridge Pacific is a California limited partnership principally engaged in owning a membership interest in WPH-Schuler. The general partner of Highridge Pacific is WPH Acquisitions, a California corporation. WPH Acquisitions is principally engaged in the business of serving as general partner of Highridge Pacific. John Long and Steven A. Berlinger are the only two stockholders of WPH Acquisitions. Mr. Berlinger’s principal occupation is owning and managing real estate investment entities. Mr. Long’s principal occupation is owning and managing real estate investment entities. The limited partners of Highridge Pacific include MJL Associates, L.P., a California limited partnership (“MJL Associates”), SAB Associates, L.P., a California limited partnership (“SAB Associates”), DEM Associates, L.P., a California limited partnership (“DEM Associates”) and Craig Manchester. Mr. Berlinger beneficially owns SAB Associates. Mr. Long beneficially owns MJL Associates. Eugene Rosenfeld, the Co-Chairman of the Board of Directors of Schuler Homes, beneficially owns DEM Associates. Mr. Manchester is the Executive Vice President and Chief Operating Officer of Schuler Homes. The address for the principal offices of Highridge, SAB Associates, DEM Associates, MJL Associates, Mr. Berlinger, Mr. Long , Mr. Rosenfeld, and Mr. Manchester is 300 Continental Blvd., El Segundo, California 90245.

                WPH-Schuler is a Delaware limited liability company formed principally to hold the Class B common stock of Schuler Homes issued to the owners of Western Pacific Housing in the combination of the businesses of Western Pacific and Schuler Residential, Inc. (formerly known as Schuler Homes, Inc.), The address of its principal office is 300

Continental Blvd., El Segundo, California 90245.  Blackacre, Highridge Pacific and Apollo Real Estate Investment Fund, L.P. are all members of WPH-Schuler. The managing members of WPH-Schuler are AP WP Corporation, a Delaware corporation (“AP WP Corporation”), and ESR Housing, Inc., a Delaware corporation (“ESR Housing”). AP WP Corporation is primarily engaged in the business of serving as a managing member of WPH-Schuler. All of the stock of AP WP Corporation is owned by Apollo. The address of AP WP Corporation is c/o Apollo Real Estate Management, Inc., Two Manhattanville Road, Purchase, New York 10577. ESR Housing is primarily engaged in the business of serving as a managing member of WPH-Schuler.  Eugene Rosenfeld is the sole stockholder of ESR Housing. The address of ESR Housing is 300 Continental Blvd., El Segundo, California 90245.

                Attached as Schedule I to the Statement is information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)           During the past five (5) years, none of the Reporting Persons, Mr. Berlinger, Mr. Long, Mr. Rosenfeld, Mr. Manchester, SAB Associates, MJL Associates, DEM Associates, AP WP Corporation, ESR Housing nor, to the knowledge of the Reporting Persons, any of the persons or entities referred to in Schedule I to Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five (5) years, none of the Reporting Persons, Mr. Berlinger, Mr. Long, Mr. Rosenfeld, Mr. Manchester, SAB Associates, MJL Associates, DEM Associates, AP WP Corporation, ESR Housing nor, to the knowledge of the Reporting Persons, any of the persons or entities referred to in Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

(f)            Each of Mr. Berlinger, Mr. Long, Mr. Rosenfeld, and Mr. Manchester is a citizen of the United States. To the knowledge of the Reporting Persons, each natural person listed in Schedule I to the Statement is a citizen of the United States.

Item 4.                    Purpose of the Transaction

                Item 4 is hereby amended and supplemented by adding the following:

                On February 21, 2002, DHI and the Issuer completed the merger of the Issuer with and into DHI (the “Merger”), with DHI as the surviving corporation and the Issuer ceasing to have a separate existence, pursuant to an Agreement and Plan of Merger dated as of October 22, 2001, as amended, between the Issuer and DHI (the “Merger Agreement”). As a result of the Merger, all shares of Class A Common Stock and Class B Common Stock of the Issuer were converted into the right to receive the merger consideration, consisting of a combination of shares of DHI Common Stock and an amount of cash determined in accordance with the Merger Agreement. As a result of the merger, no shares of Class A or

Class B Common Stock of the Issuer are outstanding or registered under Sections 12(b) or 12(g) under the Securities Exchange Act of 1934 (the “Act”).  Accordingly, none of the Reporting Persons is subject to the reporting obligations under Section 15(d) of the Act with respect to the Class A Common Stock or Class B Common Stock of the Issuer.

Item 5.                    Interest In Securities Of The Issuer.

                Item 5 is hereby amended and restated in its entirety as follows:

                (a)-(b)     As a result of the merger between the Issuer and DHI, all of the shares of Class A Common Stock and Class B Common Stock of the Issuer were converted into the right to receive the merger consideration, consisting of shares of DHI Common Stock and cash, and the Voting Agreement has no force or effect with respect to the Class A Common Stock and Class B Common Stock of the Issuer.  Therefore, the Reporting Persons no longer beneficially own any shares of the Issuer’s Common Stock for which is there is sole or shared power to vote or direct the vote, or sole or shared power to dispose of or direct the disposition.

                (c)           Pursuant to the Merger Agreement, on February 21, 2002, all shares of the Issuer’s Class A and Class B Common Stock was converted into the right to receive the merger consideration, as set forth in the Merger Agreement.  A copy of the Merger Agreement is filed as Exhibit 7 to this Amendment No. 2 to the Statement, as amended by the amendment filed as Exhibit 8 to this Statement. The base merger consideration is set forth in the press release filed as Exhibit 9 to this Statement.

                (d)           Not applicable.

                (e)           February 21, 2002.

Item 7.                    Materials to be Filed as Exhibits.

                Item 7 is hereby amended and supplemented by adding the following exhibit:

Exhibit 7:                                                Agreement and Plan of Merger dated as of October 22, 2001 by and between D.R. Horton, Inc. and Schuler Homes, Inc. (incorporated by reference from Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on October 24, 2001).

Exhibit 8:                                                Amendment to Agreement and Plan of Merger, dated as of November 8, 2001 (incorporated by reference from Exhibit 2.2 to the Issuer’s Current Report on Form 8-K, filed with the Commission on November 9, 2001.

Exhibit 9:                                                Joint Press Release dated February 21, 2002.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2002	HIGHRIDGE PACIFIC HOUSING INVESTORS, L.P.

	By:	WPH ACQUISITIONS, INC.
Its General Partner

		By:		/s/ Steven A. Berlinger
Steven A. Berlinger
CFO and Vice President

WPH ACQUISITIONS, INC.
		By:		/s/ Steven A. Berlinger
Steven A. Berlinger
CFO and Vice President

WPH-SCHULER, LLC

		By:		ESR HOUSING, INC.
Its Administrative Manager Member
			By:	/s/ Thomas Connelly
Thomas Connelly
Treasurer

EXHIBIT 9

PRESS RELEASE

FOR MORE INFORMATION CONTACT: Sam Fuller, CFO, or Stacey H. Dwyer, EVP

ADDRESS: 1901 Ascension Boulevard, Suite 100, Arlington, Texas  76006

PHONE:   817-856-8200

DATE:    February 21, 2002                                 FOR IMMEDIATE RELEASE

D.R. HORTON/SCHULER HOMES MERGER COMPLETED

                ARLINGTON, TEXAS — D.R. Horton, Inc. (NYSE: DHI) and Schuler Homes, Inc. (NASDAQ: SHLR) Thursday, February 21, 2002 announced that the stockholders of D.R. Horton and Schuler approved the merger of Schuler into D.R. Horton and the merger became effective. Under the terms of the merger agreement, based on the average closing price of D.R. Horton common stock of $36.766 for the 15 consecutive trading days ended, and including, February 15, 2002, Schuler stockholders who did not elect to receive the merger consideration in all cash or all stock will receive the base merger consideration consisting of a combination of $4.09 in cash and 0.487 shares of D.R. Horton common stock for each share of Schuler common stock. Schuler stockholders who elected to receive the merger consideration in all stock will receive 0.598 shares of D.R. Horton common stock in exchange for each share of Schuler common stock. Since both the total amount of cash and the total number of shares of D.R. Horton common stock were fixed, the merger consideration payable to Schuler stockholders who elected to receive all cash was prorated. As a result of proration, such Schuler stockholders who elected to receive the merger consideration in all cash will receive $10.523 in cash and 0.312 shares of D.R. Horton common stock for each share of Schuler common stock. The aggregate merger consideration paid by D.R. Horton consisted of approximately 20,083,000 shares of D.R. Horton common stock and $168,668,000 in cash. In addition, D.R. Horton assumed approximately $731,000,000 in Schuler debt in the merger. The cash portion of the merger consideration was funded through existing cash and borrowing under D.R. Horton’s revolving credit facility.

                As a result of the merger, former Schuler employees will receive options to purchase approximately 533,000 shares of D.R. Horton common stock to replace their Schuler stock options. The terms of the replacement options will be substantially comparable to the replaced Schuler options.

                Exchange instructions and letters of transmittal will be mailed shortly to all Schuler stockholders who did not make an election to receive all D.R. Horton common stock or all cash.

                Donald R. Horton, Chairman of the Board of D.R. Horton, said: “We are proud to welcome Jim Schuler and all the members of the Schuler family of builders to the D.R. Horton family. Since we announced the merger in October, D.R. Horton and Schuler have been laying a foundation for the integration of the companies. Both companies have a history of successfully integrating acquisitions, and we expect the combination to proceed smoothly as we work toward our goal of becoming the largest and most profitable builder in the United States. Schuler strengthens D.R. Horton’s current market position while expanding its geographic presence and product offerings in key Western markets. We believe the combined companies will be the “bellwether” of the homebuilding industry.

                Founded in 1978, D.R. Horton, Inc. is engaged in the construction and sale of high quality homes designed principally for the entry-level and first time move-up markets. D.R. Horton currently builds and sells homes under the D.R. Horton, Arappco, Cambridge, Continental, Dietz-Crane, Dobson, Emerald, Mareli, Milburn, Regency, SGS Communities, Torrey and Trimark names in 20 states and 38 markets, with a geographic presence in the Midwest, Mid-Atlantic, Southeast, Southwest and Western regions of the United States. The Company also provides mortgage financing and title services for homebuyers through its subsidiaries CH Mortgage, DRH Title Company, Principal Title, Travis Title Company, Metro Title Company, Century Title Company and Custom Title Company.

                Schuler designs, builds and markets single-family residences, townhomes, and condominiums primarily to entry-level, first-time and, to a lesser extent, second-time move-up buyers in western suburban markets. Prior to the merger, Schuler was one of the top fifteen homebuilders in the country and was among the top five homebuilders in California, Colorado, Hawaii, Washington and Oregon with a growing presence in Arizona. D.R. Horton currently intends to operate the business of Schuler as a separate region of D.R. Horton and to build and sell homes under the Schuler Homes, Melody Homes, Western Pacific Housing and Stafford Homes names.

                Portions of this document may constitute “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Although D.R. Horton and Schuler believe any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. All forward-looking statements are based upon information available to D.R. Horton and Schuler on the date this release was issued. Neither D.R. Horton nor Schuler undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Factors that may cause the actual results to be materially different from the future results expressed by the forward-looking statements include, but are not limited to: changes in general economic, real estate and business conditions; changes in interest rates and the availability of mortgage financing; governmental regulations and environmental matters; the combined companies’ substantial leverage; competitive conditions within the industry; the availability of capital and the combined companies’ ability to integrate their operations, successfully effect the cost savings, operating efficiencies and revenue enhancements that are believed available and otherwise to successfully effect their other growth strategies. Additional information about issues that could lead to material changes in performance is contained in D.R. Horton’s and Schuler’s annual reports on Form 10-K and most recent quarterly reports on Form 10-Q, which are filed with the SEC.